Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at and for the three and six months ended June 30, 2024 and 2023

(Unaudited - expressed in U.S. Dollars)

XORTX THERAPEUTICS INC.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited - expressed in U.S. Dollars)

	Note	June 30, 2024	December 31, 2023
		$	$
Assets

Current
Cash	5	3,078,472	3,447,665
Accounts receivable		22,807	60,711
Prepaid expenses	6	207,290	236,966
Deferred share issuance costs		48,104	323,441

Total Current Assets		3,356,673	4,068,783
Non-current
Contract payments	7	1,200,000	1,200,000
Intangible assets	8	168,911	175,254
Property and equipment	9	73,794	23,927

Total Assets		4,799,378	5,467,964

Liabilities

Current
Accounts payable and accrued liabilities	10,13	437,938	283,428
Derivative warrant liability	12(g)	1,573,000	531,000
Lease obligation	11	83,706	11,510

Total Liabilities		2,094,644	825,938

Shareholders’ Equity

Share capital	12	17,870,948	17,056,535
Reserves	12	5,565,422	5,468,257
Obligation to issue shares	8(c)	24,746	24,746
Accumulated other comprehensive loss		(52,605)	(52,605)
Accumulated deficit		(20,703,777)	(17,854,907)

Total Shareholders’ Equity		2,704,734	4,642,026

Total Liabilities and Shareholders’ Equity		4,799,378	5,467,964

Nature of Operations (Note 1)

Commitments (Note 16)

/s/ “Allen Davidoff”	/s/ “Paul Van Damme”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2

XORTX THERAPEUTICS INC.

Condensed Interim Consolidated Statements of Comprehensive Loss

For the three and six months ended June 30, 2024 and 2023

(Unaudited - expressed in U.S. Dollars)

		Three months ended June 30		Six months ended June 30
	Note	2024	2023	2024	2023
		$	$	$	$
Expenses

Research and development	13	67,683	667,913	141,326	1,714,870
Consulting, wages and benefits	13	360,617	343,606	585,338	527,918
Directors’ fees	13	46,371	43,204	85,532	87,442
Investor relations		502,265	223,334	941,670	403,622
Professional fees	13	274,635	214,425	394,845	355,283
General and administrative		92,258	90,299	167,178	191,798
Public company costs		56,053	47,371	85,736	94,732
Travel		16,728	68,765	18,335	124,149
Amortization of property and equipment	9	26,885	18,328	47,131	36,434
Amortization of intangible assets	8	6,164	13,692	18,050	62,433
Share-based payments	12(f),13	44,031	30,769	97,165	70,319

Loss before other items		(1,493,690)	(1,761,706)	(2,582,306)	(3,669,000)

Fair value adjustment on derivative warrant liability	12(g)	1,645,548	-	(79,244)	-
Foreign exchange (loss)/gain		(17,744)	(3,494)	(30,388)	4,963
Interest income		35,952	73,312	67,554	140,114
Transaction costs on derivative warrant liability	12(b)	-	-	(224,486)	-

Net income (loss) and comprehensive income (loss) for the period		170,066	(1,691,888)	(2,848,870)	(3,523,923)

Basic and diluted income (loss) per common share		0.06	(0.85)	(1.07)	(1.79)

Weighted average number of common shares outstanding
Basic		2,903,565	1,998,848	2,666,417	1,964,341
Diluted		2,903,565	1,998,848	2,666,417	1,964,341

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

XORTX THERAPEUTICS INC.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited - expressed in U.S. Dollars)

	Number of common shares	Share capital	Reserves	Obligation to issue shares	Accumulated Deficit	Accumulated other comprehensive (loss) income	Total
		$	$	$	$	$	$

Balance, December 31, 2022	1,670,071	16,524,354	6,197,158	24,746	(15,696,842)	(52,605)	6,996,811

Reclassification of derivative warrant liability	-	-	3,854,403	-	-	-	3,854,403
Pre-funded warrants exercised	328,777	532,181	(531,885)	-	-	-	296
Share-based payments	-	-	70,319	-	-	-	70,319
Comprehensive loss for the period	-	-	-	-	(3,523,923)	-	(3,523,923)

Balance, June 30, 2023	1,998,848	17,056,535	9,589,995	24,746	(19,220,765)	(52,605)	7,397,906

Reclassification of derivative warrant liability	-	-	(4,172,403)	-	-	-	(4,172,403)
Share-based payments	-	-	50,665	-	-	-	50,665
Comprehensive income for the period	-	-	-	-	1,365,858	-	1,365,858

Balance, December 31, 2023	1,998,848	17,056,535	5,468,257	24,746	(17,854,907)	(52,605)	4,642,026

Shares issued pursuant to private placement	899,717	1,032,549	-	-	-	-	1,032,549
Warrants exercised	5,000	21,814	-	-	-	-	21,814
Share issuance costs	-	(239,950)	-	-	-	-	(239,950)
Share-based payments	-	-	97,165	-	-	-	97,165
Comprehensive loss for the period	-	-	-	-	(2,848,870)	-	(2,848,870)

Balance, June 30, 2024	2,903,565	17,870,948	5,565,422	24,746	(20,703,777)	(52,605)	2,704,734

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

XORTX THERAPEUTICS INC.

Condensed Interim Consolidated Statements of Cash Flows

For the six months ended June 30, 2024 and 2023

(Unaudited - expressed in U.S. Dollars)

	Six months ended June 30
	2024	2023
	$	$

Cash provided by (used in):

Operating activities
Net loss for the period	(2,848,870)	(3,523,923)

Items not affecting cash:
Amortization of property and equipment	47,131	36,434
Amortization of intangible assets	18,050	62,433
Fair value adjustment on derivative warrant liability	79,244	-
Share-based payments	97,165	70,319
Transaction costs on derivative warrant liability	224,486	-
Unrealized foreign exchange loss/(gain)	10,090	(18,939)
Changes in non-cash operating assets and liabilities:
Accounts receivable	37,904	51,338
Prepaid expenses	29,676	195,953
Deferred share issue costs	108,508	-
Accounts payable and accrued liabilities	156,227	(1,087,991)
	(2,040,389)	(4,214,376)

Investing activities
Acquisition of intangible assets	(11,707)	(24,959)
Acquisition of equipment	-	(4,310)
	(11,707)	(29,269)

Financing activities
Proceeds from issuance of equity instruments	2,000,549	-
Pre-funded warrants and warrants exercised	16,570	296
Share issuance costs	(297,607)	-
Payment of lease obligation	(24,802)	(32,414)
	1,694,710	(32,118)

Effect of foreign exchange (gain) loss on cash	(11,807)	5,740

Decrease in cash	(369,193)	(4,270,023)

Cash, beginning of period	3,447,665	10,434,196

Cash, end of period	3,078,472	6,164,173

Supplemental Cash Flow and Non-Cash Investing and Financing Activities Disclosure
Derivative warrant liability reclassified to share capital on exercise of warrants	5,244	-
Recognition of right-of-use asset	96,998	-
Deferred financing costs reclassified to share capital and transaction costs on derivative warrant liability	166,344	-

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

5

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - expressed in U.S. Dollars)

1.	Nature of operations

XORTX Therapeutics Inc. (the “Company” or “XORTX”) was incorporated under the laws of Alberta, Canada on August 24, 2012.

XORTX is a public company listed on the TSX Venture Exchange (the “TSXV”) and on the Nasdaq Stock Market (“Nasdaq”) under the symbol “XRTX”. The Company’s operations and mailing address is 3710 – 33rd Street NW, Calgary, Alberta, Canada T2L 2M1 and its registered address is located at 550 Burrard Street, Suite 2900, Vancouver, British Columbia, V6C 0A3.

XORTX is a late stage clinical pharmaceutical company focused on developing innovative therapies to treat progressive kidney disease modulated by aberrant purine and uric acid metabolism in orphan disease indications such as autosomal dominant polycystic kidney disease, as well as more prevalent type 2 diabetic nephropathy, and fatty liver disease. The Company’s current focus is on developing products to slow and/or reverse the progression of kidney disease in patients at risk of end stage kidney failure.

The Company is subject to a number of risks associated with the successful development of new products and their marketing and the conduct of its clinical studies and their results. The Company will have to finance its research and development activities and its clinical studies. To achieve the objectives in its business plan, the Company plans to raise the necessary capital and to generate revenues. Although there is no certainty, management is of the opinion that additional funding for future projects and operations can be raised as needed. The products developed by the Company will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized. If the Company is unsuccessful in obtaining adequate financing in the future, research activities will be postponed until market conditions improve.

2.	Basis of preparation

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS Accounting Standards (“IFRS”) have been condensed or omitted. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023.

Basis of Measurement and Presentation

These condensed interim consolidated financial statements have been prepared using the historical cost convention except for financial instruments which have been measured at fair value. These condensed interim consolidated financial statements were prepared on an accrual basis except for cash flow information.

These condensed interim consolidated financial statements incorporate the financial statements of the Company and its 100% owned subsidiary, XORTX Pharma Corp. The accounts of the Company’s subsidiary are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated.

These condensed interim consolidated financial statements were approved for issue by the Board of Directors on August 9, 2024.

6

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - expressed in U.S. Dollars)

3.	Material Accounting policies

These condensed interim consolidated financial statements have been prepared on a basis consistent with the material accounting policies disclosed in the annual financial statements for the year ended December 31, 2023. Accordingly, they should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2023.

4.	Critical accounting judgments and estimates

The preparation of condensed interim consolidated financial statements requires management to make judgments and estimates that affect the amounts reported in the condensed interim consolidated financial statements and notes. By their nature, these judgments and estimates are subject to change and the effect on the condensed interim consolidated financial statements of changes in such judgments and estimates in future periods could be material. These judgments and estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these judgments and estimates.

Revisions to accounting estimates are recognized in the period in which the estimate is revised and may affect both the period of revision and future periods. Information about critical accounting judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the condensed interim consolidated financial statements are discussed below:

Share-based payment transactions and warrant liabilities

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Warrant liabilities are accounted for as derivative liabilities as the proceeds from exercise are either not fixed, denominated in a currency other than the functional currency, or can be settled on a net basis, and therefore do not meet the fixed for fixed criteria. Estimating fair value for share-based transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the instrument. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option or warrant, volatility and dividend yield and making assumptions about them.

Classification of contract payments

In concluding that contract payments are a non-current asset, management considered when future regulatory and clinical trial programs are anticipated to be completed. Management assessed that the future regulatory and clinical trial programs would not be completed within 12 months from period end and therefore classified contract payments as a non-current asset.

Impairment of intangible assets

Patents (obtained and pending) and licenses are reviewed for impairment at each financial reporting date. If, in the judgment of management, future economic benefits will not flow to the Company, then the Company will assess the recoverable value of the asset. If the carrying value is greater than the recoverable value, the asset will be impaired to the recoverable value.

Determination of functional currency

In concluding that the U.S. dollar is the functional currency of the Company and its subsidiary, management considered the currency that mainly influences the cost of providing goods and services in the primary economic environment in which each entity operates and the currency in which funds from financing are generated, or if there has been a change in events or conditions that determined the primary economic environment.

7

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - expressed in U.S. Dollars)

4.	Critical accounting judgments and estimates (continued)

Treatment of research and development costs

Costs to develop products are capitalized to the extent that the criteria for recognition as intangible assets in IAS 38 Intangible Assets are met. Those criteria require that the product is technically and economically feasible, the Company has the intention and ability to use the asset, and how the asset will generate future benefits. Management assessed the capitalization of development costs based on the attributes of the development project, perceived user needs, industry trends and expected future economic conditions. Management considers these factors in aggregate and applies significant judgment to determine whether the product is feasible. The Company has not capitalized any development costs as at June 30, 2024.

Leases

Value of right-of-use assets and lease obligations require judgement in determining lease terms such as extension options, determining whether a lease contract contains an identified asset to which the Company has the right to use substantially all of the economic benefits from the use of that asset and the incremental borrowing rate applied. The Company estimates the incremental borrowing rate based on the lease term, collateral assumptions and the economic environment in which the lease is denominated. Renewal options are only included if management is reasonably certain that the option will be renewed.

5.	Cash

The Company’s cash consists of cash held and interest-bearing deposits with the Company’s bank and brokerage accounts. The current annual interest rate earned on these deposits is 5.00% (December 31, 2023 – 5.15%).

	June 30, 2024	December 31, 2023
	$	$

Cash	67,398	94,999
Interest-bearing deposits	3,011,074	3,352,666
	3,078,472	3,447,665

6.	Prepaid expenses

The Company’s prepaid expenses relate to the following:

	June 30, 2024	December 31, 2023
	$	$

Insurance	70,515	204,302
Investor relations conferences and services	124,069	25,309
Administrative services and other	12,706	7,355
	207,290	236,966

7.	Contract payments

During the year ended December 31, 2020, the Company entered into an agreement with Prevail InfoWorks Inc. As part of the agreement, the Company paid $1,200,000 through the issuance of units in the private placement that closed February 28, 2020, to be applied to future regulatory and clinical trial programs. The 108,590 units issued were measured by reference to their fair value on the issuance date, which is equal to CAD $14.76 per unit.

8

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - expressed in U.S. Dollars)

8.	Intangible assets

Cost	Total
$
Balance, December 31, 2022	294,751
Additions	42,052
Balance, December 31, 2023	336,803
Additions	11,707
Balance, June 30, 2024	348,510

Accumulated amortization	Total
$
Balance, December 31, 2022	94,917
Amortization	66,632
Balance, December 31, 2023	161,549
Amortization	18,050
Balance, June 30, 2024	179,599

Carrying values	Total
$
At December 31, 2023	175,254
At June 30, 2024	168,911

The Company has licensed intellectual property from various third parties. The intangible assets relate solely to licensed intellectual property and there are no other classes of intangible assets. The intangible assets are as described below:

a)	The Company has licensed from a third party (the “Licensor”), under patent rights purchase agreement dated July 9, 2013 and amended April 15, 2014, certain patents relating to allopurinol for the treatment of hypertension. The Company paid a total of $40,000 to the Licensor per the terms of the agreement.

The Company will also pay the Licensor royalties on the cumulative net revenues from the sale or sublicense of the product covered under the patent license until the later of (i) the expiration of the last patent right covering the product; and (ii) the expiration of ten years from the date of the first commercial sales of a product. As of June 30, 2024, no royalties have been accrued or paid.

b)	In December 2012, the Company entered into an agreement to license certain intellectual property relating to the use of all uric acid lowering agents to improve the treatment of metabolic syndrome. Under this patent rights purchase agreement, between the Company and Dr. Richard Johnson and Dr. Takahiko Nakagawa (the “Vendors”), the Company will pay the Vendors a royalty based on the cumulative net revenues from the sale or sublicense of the product covered under the licensed intellectual property until the later of (i) the expiration of the last patent right covering the product; and (ii) the expiration of 10 years from the date of the first commercial sales of a product. As of June 30, 2024, no royalties have been accrued or paid.

c)	Pursuant to a license agreement dated October 9, 2012 as amended on June 23, 2014, between the Company and the University of Florida Research Foundation, Inc. (“UFRF”), the Company acquired the exclusive license to a patent that claims the use of any uric acid lowering agent to treat insulin resistance. The Company has paid or is obligated to pay UFRF the following:

9

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - expressed in U.S. Dollars)

8.	Intangible assets (continued)

i)	An annual license fee of $1,000;
ii)	Reimburse UFRF for United States and/or foreign costs associated with the maintenance of the licensed patents;
iii)	The issuance to UFRF of 180,397 shares of common stock of the Company. 160,783 have been issued to UFRF as at June 30, 2024 and December 31, 2023. The remaining shares to be issued are included in obligation to issue shares ($24,746);
iv)	Milestone payments of $500,000 upon receipt of FDA approval to market licensed product in the United States of America and $100,000 upon receipt of regulatory approval to market each licensed product in each of other jurisdictions;
v)	Royalty payments of up to 1.5% of net sales of products covered by the license until the later of (i) the expiration of any patent claims; or (ii) 10 years from the date of the first commercial sale of any covered product in each country. Following commencement of commercial sales, the Company will be subject to certain annual minimum royalty payments that will increase annually to a maximum of $100,000 per year. As at June 30, 2024, no royalties have been accrued or paid; and
vi)	UFRF is entitled to receive a royalty of 5% of amounts received from any sub-licensee that are not based directly on product sales, excluding payments received for research and development or purchases of the Company’s securities at not less than fair market value. As at June 30, 2024, no royalties have been accrued or paid.

UFRF may terminate the agreement if the Company fails to meet the above-specified milestones.

9.	Property and equipment

Cost	Right-of-use asset	Equipment	Total
	$	$	$
Balance, December 31, 2022	114,588	19,033	133,621
Additions	-	4,311	4,311
Balance, December 31, 2023	114,588	23,344	137,932
Additions	96,998	-	96,998
Balance, June 30, 2024	211,586	23,344	234,930

Accumulated amortization	Right-of-use asset	Equipment	Total
	$	$	$
Balance, December 31, 2022	38,195	2,748	40,943
Amortization	65,480	7,582	73,062
Balance, December 31, 2023	103,675	10,330	114,005
Amortization	43,260	3,871	47,131
Balance, June 30, 2024	146,935	14,201	161,136

Carrying values	Right-of-use asset	Equipment	Total
	$	$	$
At December 31, 2023	10,913	13,014	23,927
At June 30, 2024	64,651	9,143	73,794

The Company entered into an office lease during the year ended December 31, 2022 for which a right-of-use asset was recognized (Note 11). During six months ended June 30, 2024, the Company extended its office lease. A $96,998 right-of-use asset addition recognized with a corresponding $96,998 increase to the lease liability.

10

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - expressed in U.S. Dollars)

10. Accounts payable and accrued liabilities

	June 30, 2024	December 31, 2023
	$	$
Trade payables	269,978	195,814
Accrued liabilities	167,960	87,614
Total	437,938	283,428

11. Lease obligation

The Company has entered into an office lease expiring in 2025, with an imputed interest rate of 8% per annum. A reconciliation of the outstanding lease obligation as at June 30, 2024 is as follows:

$
Balance, December 31, 2022	77,599
Lease payments	(66,089)
Balance, December 31, 2023	11,510
Additions	96,998
Lease payments	(24,802)
Balance, June 30, 2024	83,706

The $96,998 right-of-use asset addition recognized in the six months ended June 30, 2024 relates to an extension of the office lease to May 31, 2025.

The following is a schedule of the Company’s future minimum lease payments related to the office lease obligation:

	June 30, 2024	December 31, 2023
	$
$2024	47,442	11,628
2025	39,536	-
Total minimum lease payments	86,978	11,628
Less: imputed interest	(3,272)	(118)
Total present value of minimum lease payments	83,706	11,510
Less: current portion	(83,706)	(11,510)
Non-current portion	-	-

12. Share capital and reserves

a)	Authorized and issued

Unlimited common shares – 2,903,565 issued at June 30, 2024 (December 31, 2023 – 1,998,848).

11

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - expressed in U.S. Dollars)

12. Share capital and reserves (continued)

b)	Issuances

Six months ended June 30, 2024:

On February 15 and March 4, 2024, the Company closed two tranches of a non-brokered offering of 899,717 common share units (“Common Share Units”) at a price of CAD $3 per Common Share Unit for aggregate gross proceeds of $2,000,549 (CAD $2,699,151). Each Common Share Unit consists of one common share and one warrant (“Warrant”) to purchase one common share at CAD $4.50 per common share for a period of two years. The Warrants will be immediately exercisable and may be exercised for two years from the date of issuance, provided, however that, if, the common shares on the TSXV trade at greater than CAD $6.00 for 10 or more consecutive trading days, the Warrants will be accelerated and the Warrants will expire on the 30th business day following the date of notice.

The proceeds were allocated $968,000 to the derivative warrant liability (Note 12(g)) and the residual $1,032,549 was allocated to common shares.

In connection with the offering, the Company paid finder’s fees of $97,241, representing a 5% finder’s fee on certain subscriptions to qualified finders. The Company incurred additional cash share issuance costs of $366,710. The costs were allocated between common shares and derivative warrant liability in proportion to their initial carrying amounts with $239,465 recorded as a reduction of equity and $224,486 recorded as transaction costs on derivative warrant liability.

On March 25, 2024, the Company issued 5,000 common shares for the exercise of warrants at CAD $4.50 per share in the amount of $16,570 (CAD $22,500). An amount of $5,244 was transferred from derivative warrant liability to share capital as a result.

Year ended December 31, 2023:

On January 19, 2023, the Company issued 328,777 common shares for the exercise of pre-funded warrants at $0.0009 per share in the amount of $296. An amount of $531,885 was transferred from reserves to share capital as a result.

c)	Diluted Weighted Average Number of Shares Outstanding

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Basic weighted average shares outstanding	2,903,565	1,998,848	2,666,417	1,964,341
Effect of outstanding securities	-	-	-	-
Diluted weighted average shares outstanding	2,903,565	1,998,848	2,666,417	1,964,341

During the six months ended June 30, 2024 and 2023 and the three months ended June 30, 2023, the Company had a net loss, as such, the diluted loss per share calculation excludes any potential conversion of options and warrants that would decrease loss per share. During the three month period ended June 30, 2024, the Company had a net income, however, no instruments were in the money, as such, there was no effect on diluted weighted average number of shares outstanding.

12

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - expressed in U.S. Dollars)

12. Share capital and reserves (continued)

d)	Common Share Purchase Warrants

A summary of the changes in warrants for the six months ended June 30, 2024 and the year ended December 31, 2023 is presented below:

	Number of Warrants	Weighted Average Exercise price

Balance, December 31, 2023 and 2022	1,125,210	$5.00
Granted – February 15, 2024	824,767	3.29	(1)
Granted – March 4, 2024	74,950	3.29	(1)
Exercised	(5,000)	3.29	(1)
Balance, June 30, 2024	2,019,927	$4.24

(1) Exercise price of CAD $4.50.

During the six months ended June 30, 2024, the Company amended the exercise price of 1,125,210 common share purchase warrants that were issued pursuant to private placements that closed in February 2021, October 2021 and October 2022. Pursuant to the polices of the TSXV the terms of the warrants, as amended, will be subject to an acceleration expiry provision such that if for any 10 consecutive trading dates during the unexpired term of the warrants, the closing price of the Company's shares on the exchange exceeds $6.50, the exercise period of the warrants will be reduced to 30 days, starting seven days after the last premium trading day. The Company will announce any such accelerated expiry date by press release. All other terms of the warrants remain unchanged.

At June 30, 2024, the weighted average contractual remaining life of the unexercised warrants was 2.20 years (December 31, 2023 – 3.15 years).

The following table summarizes information on warrants outstanding at June 30, 2024:

Exercise Price	Number Outstanding	Expiry date	Remaining Contractual Life
$5.00	198,333	February 9, 2026	1.61 years
$5.00	270,211	October 15, 2026	2.29 years
$5.00	101,111	October 15, 2026	2.29 years
$5.00	555,555	October 7, 2027	3.27 years
CAD $4.50	819,767	February 15, 2026	1.88 years
CAD $4.50	74,950	March 4, 2026	1.93 years
Total	2,019,927		2.20 years

13

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - expressed in U.S. Dollars)

12. Share capital and reserves (continued)

e)	Finders’ and Underwriters Warrants

A summary of the changes in finders’ and underwriters warrants for the six months ended June 30, 2024 and the year ended December 31, 2023 is presented below:

	Number of Warrants	Weighted Average Exercise price

Balance, June 30, 2024 and December 31, 2023	50,298	$23.76

At June 30, 2024, the weighted average contractual remaining life of the unexercised finders’ and underwriters warrants was 2.75 years (December 31, 2023 – 3.25 years).

The following table summarizes information on finders’ and underwriters warrants outstanding at June 30, 2024:

Exercise Price	Number Outstanding	Expiry date	Remaining Contractual Life
CAD$42.30	6,377	February 9, 2026	1.61 years
$42.93	16,144	October 15, 2026	2.29 years
$10.98	27,777	October 7, 2027	3.27 years
Total	50,298		2.75 years

f)	Stock Options

The Company has an incentive Stock Option Plan (the “Plan”) for directors, officers, employees, and consultants, under which the Company may issue stock options to purchase common shares of the Company provided that the amount of incentive stock options which may be granted and outstanding under the Plan at any time shall not exceed 10% of the then issued and outstanding common shares of the Company.

The weighted average grant fair value of stock options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following data and assumptions:

	2024	2023
Dividend yield	Nil	Nil
Annualized volatility	100%	100%
Share price	CAD $4.43	CAD $2.90
Risk-free interest rate	3.59%	3.25%
Expected life	5 years	5 years

The risk-free interest rate is the yield on zero-coupon Canadian Treasury Bills of a term consistent with the assumed option life. The expected life of the option is the average expected period to exercise.

Volatility is based on available historical volatility of the Company’s share price, excluding specific time frames in which volatility was affected by specific transactions that are not considered to be indicative of the Company’s expected share price volatility. The Company has not declared dividends in the past.

During the three and six months ended June 30, 2024, the Company recorded share-based payments of $44,031 and $97,165 (2023 - $30,769 and $70,319), in respect of the vesting of newly granted options and options issued in prior years.

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XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - expressed in U.S. Dollars)

12. Share capital and reserves (continued)

f)	Stock Options (continued)

A summary of the changes in stock options for the six months ended June 30, 2024 and the year ended December 31, 2023 is presented below:

	Number of Options	Weighted Average Exercise price (CAD)
Balance, December 31, 2022	128,240	$21.75
Granted – December 31, 2023	8,000	2.90
Expired	(32,318)	33.65
Balance, December 31, 2023	103,922	$16.60
Granted – March 4, 2024	39,483	4.50
Granted – April 8, 2024	8,000	5.00
Expired	(8,887)	22.61
Balance, June 30, 2024	142,518	$12.22
Vested and exercisable, June 30, 2024	106,433	$13.90

The weighted average contractual remaining life of the unexercised options was 3.29 years (December 31, 2023 - 3.04 years).

The following table summarizes information on stock options outstanding at June 30, 2024:

Exercise Price (CAD)	Number Outstanding	Number Exercisable	Expiry Date	Remaining Contractual Life
$14.76	14,669	14,669	June 23, 2025	0.98 years
$29.61	3,312	3,312	January 11, 2026	1.53 years
$16.92	2,366	2,366	May 12, 2026	1.87 years
$21.69	4,732	4,600	July 14, 2026	2.04 years
$22.86	7,262	7,262	December 21, 2026	2.48 years
$22.86	11,940	9,618	January 12, 2027	2.54 years
$14.40	37,200	33,688	June 6, 2027	2.93 years
$12.42	5,554	2,931	November 25, 2027	3.41 years
$2.90	8,000	8,000	December 31, 2028	4.51 years
$4.50	39,483	11,987	March 4, 2029	4.68 years
$5.00	8,000	8,000	April 8, 2029	4.78 years
	142,518	106,433

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XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - expressed in U.S. Dollars)

12. Share capital and reserves (continued)

g)	Derivative Warrant Liability

During the years ended December 31, 2022 and 2021, the Company issued warrants which were recorded as derivative financial liabilities as the exercise price was denominated in a currency other than the functional currency of the Company and in certain situations allow the holder to exercise the warrants on a cashless basis and therefore may be settled other than by the exchange of a fixed amount of cash. Under the cashless exercise option, the holders of these warrants may elect to settle the warrants on a cashless basis if the common shares are not subject to an effective registration statement at the time the holder wishes to exercise them. A contract that may be settled by a single net payment (generally referred to as net cash settled or net equity settled) is a financial liability and not an equity instrument.

These warrants are revalued at each reporting period and any gain or loss is recorded in profit or loss.

Effective January 1, 2023, with the change in functional currency of the Company to USD, the exercise price of warrants denominated in Canadian Dollars is now denominated in a currency different than the functional currency of the Company and therefore these warrants now meet the definition of a derivative financial liability. Accordingly, all Canadian Dollar denominated warrants recorded as equity instruments on January 1, 2023, were reclassified to derivative warrant liabilities at their estimated fair value as of that date.

The fair value of the warrants issued during the six months ended June 30, 2024 with an exercise price denominated in Canadian Dollars was estimated at $968,000 on the date of grant using the Black-Scholes option pricing model with the following data and assumptions:

2024
Dividend yield	Nil
Annualized volatility	130-135%
Share price	CAD $3.10
Risk-free interest rate	4.17% – 4.36%
Expected life	2 years

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XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - expressed in U.S. Dollars)

12. Share capital and reserves (continued)

g)	Derivative Warrant Liability (continued)

The balance of the derivative warrant liabilities (level 3) is as follows:

Balance at December 31, 2022	$3,854,403
Reclassified from reserves	318,000
Fair value adjustment	(3,641,403)
Balance at December 31, 2023	$531,000
Warrants issued February 15, 2024	865,000
Warrants issued March 4, 2024	103,000
Warrants exercised	(5,244)
Fair value adjustment	79,244
Balance at June 30, 2024	$1,573,000

Significant assumptions used in determining the fair value of the derivative warrant liabilities at June 30, 2024 and December 31, 2023 are as follows:

	June 30, 2024	December 31, 2023
Share price	$1.90	$2.31
Risk-free interest rate	4.02%	3.25%-3.91%
Dividend yield	0%	0%
Expected volatility	100-135%	100%
Remaining term (in years)	1.6–3.3	2.1-3.8

The fair value is classified as level 3 as expected volatility is determined using historical volatility and is therefore not an observable input.

Management has assessed the revised interpretive guidance in accordance with IAS 1 Presentation of Financial Statements Amendments effective for annual periods beginning on or after January 1, 2024 with respect to its derivative warrant liability and determined those instruments meet the requirement to be classified as a current liability. Accordingly, the Company has reclassified derivative warrant liabilities of $531,000 on the statement of financial position as at December 31, 2023 to conform to the current period’s presentation. The change in presentation had no impact on net and comprehensive loss, or cash flows, or loss per share for the year ended December 31, 2023. The change in presentation had no impact on total assets, total liabilities or shareholders equity as at December 31, 2023.

13. Related party transactions

All related party transactions were measured at fair value. All amounts due from/payable to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

During the three and six months ended June 30, 2024 and 2023, the Company incurred the following transactions with related parties:

a)	Wages and benefits and professional fees were paid or accrued to Allen Davidoff, the Chief Executive Officer (“CEO”), in the amount of $128,264 and $212,711 (2023 - $80,250 and $164,332).

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XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - expressed in U.S. Dollars)

13. Related party transactions (continued)

b)	Fees were paid or accrued to 1282803 Ontario Inc., a company owned by James Fairbairn, the Chief Financial Officer (“CFO”) of the Company in the amount of $37,567 and $75,584 (2023 - $38,868 and $80,015 (paid or accrued to former CFO)).

c)	Research and development fees were paid or accrued to Haworth Biopharmaceutical, a company owned by Stephen Haworth, the Chief Medical Officer (“CMO”) of the Company in the amount of $38,445 and $62,445 (2023 - $56,250 and $109,229).

d)	Consulting fees were paid or accrued to Stacy Evans, the Chief Business Officer (“CBO”) of the Company in the amount of $37,500 and $82,500 (2023 - $75,000 and $150,000).

e)	Directors’ fees were paid or accrued to the directors of the Company in the amount of $46,371 and $85,532 (2023 - $44,495 and $91,584). The amount includes director fees payment of $33,549 and $64,212 for the three and six months ended June 30, 2024 (2023 - $30,243 and $66,084) to Anthony Giovinazzo, Chairman of the Company.

f)	As at June 30, 2024, $17,020 (December 31, 2023 - $6,805) was payable to directors of the Company, $48,150 (December 31, 2023 - $nil) was payable and accrued to the CEO of the Company for CEO services, $14,138 (December 31, 2023 - $14,631) was payable and accrued to the CFO of the Company for CFO services, $22,445 (December 31, 2023 - $8,000) was payable and accrued to the CMO of the Company for consulting services, and $25,000 (December 31, 2023 - $15,000) was payable and accrued to the CBO of the Company for consulting services. The balances are unsecured, non-interest bearing, and have no fixed terms of repayment.

g)	Management and directors’ compensation transactions for the three and six months ended June 30, 2024 and 2023 are summarized as follows:

	Management Compensation	Directors’ fees	Share-based payments	Total
	$	$	$	$
Three months ended June 30, 2023
Directors and officers	250,368	44,495	19,292	314,155

Three months ended June 30, 2024
Directors and officers	241,776	46,371	33,323	321,470

	Management Compensation	Directors’ fees	Share-based payments	Total
	$	$	$	$
Six months ended June 30, 2023
Directors and officers	503,576	91,584	43,946	639,106

Six months ended June 30, 2024
Directors and officers	433,240	85,532	71,426	590,198

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XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - expressed in U.S. Dollars)

14. Financial instruments and risk management

The Company’s financial instruments consist of cash, accounts payable and accrued liabilities, lease obligation and derivative warrant liability. Cash is classified as a financial asset at FVTPL, accounts payable and accrued liabilities and lease obligation are classified as financial liabilities at amortized cost and derivative warrant liability is classified as a financial liability at FVTPL (see note 12(g)).

The fair values of these financial instruments approximate their carrying values at June 30, 2024, due to their short-term nature.

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include foreign currency risk, interest rate risk, market risk, credit risk, and liquidity risk. Where material, these risks are reviewed and monitored by the Board of Directors

There have been no changes in any risk management policies since December 31, 2023.

15. Capital management

The Company defines capital that it manages as shareholders’ equity. The Company manages its capital structure in order to have funds available to support its research and development and sustain the future development of the business. When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support its activities.

Since inception, the Company’s objective in managing capital is to ensure sufficient liquidity to finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection, and its overall capital expenditures. There were no changes during the six months ended June 30, 2024. The Company is not exposed to external requirements by regulatory agencies regarding its capital.

16. Commitments

The Company has long-term arrangements with commitments that are not recognized as liabilities as at June 30, 2024 and December 31, 2023 are as follows:

a)	Employment Agreements

	June 30, 2024	December 31, 2023
	$	$
Management services – officers	321,000	321,000

The President, CEO, and a director of the Company has a long-term employment agreement with the Company. The agreement has a termination clause whereby he is entitled to the equivalent of 12 times his then current monthly salary which, as of June 30, 2024 and December 31, 2023, equated to an annual salary of $321,000.

b)	Payments

In the normal course of business, the Company has committed to payments totaling $261,490 (December 31, 2023 - $446,000) for activities related to its clinical trial, manufacturing, collaboration programs, and other regular business activities which are expected to occur over the next two years.

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XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - expressed in U.S. Dollars)

17. Segmented information

The Company operates in one reportable operating segment, being the development and commercialization of therapies to treat progressive kidney disease. As the operations comprise a single reporting segment, amounts disclosed also represent segment amounts. All long-term assets of the Company are located in Canada.

20